Exhibit 99.1

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS ENCOUNTERS HIGH-GRADE GOLD AND SILVER INTERCEPTS IN THE
SOUTH EXTENSION AT THE DOLORES MINE

VANCOUVER, BRITISH COLUMBIA – OCTOBER 12, 2010 - Minefinders Corporation Ltd. is pleased to report high-grade intercepts from the deep drill program currently underway at the South Extension target area at the Company’s Dolores Mine in Chihuahua, Mexico.

Significant grades encountered to date include 2.0 metre intervals assaying 73.24 grams per tonne (“gpt”) gold and 4,986.7 gpt silver in hole DD-540, 41.76 gpt gold and 722.1 gpt silver in DD-522 and 9.57 gpt gold with 637.7 gpt silver in DD-518. On a gold equivalent (“Aueq”) basis, using a silver to gold ratio of 60 to 1, these intervals represent 156.3 gpt Aueq, 53.8 gpt Aueq and 20.2 gpt Aueq, respectively. A compilation of intercepts from the recently completed core holes considered significant to the underground potential of the South Extension is provided in Table 1 below.

The South Extension deep core drilling program is designed to explore for high-grade underground potential immediately south of the current open pit deposit in a target area 600 metres long by 300 metres wide. Thirty drill holes representing 13,200 metres of drilling have been completed during the last several months and the results to date are highly supportive of future delineation of underground reserves. The Company is assessing conceptual underground mining scenarios to assist in focusing deep drilling targets and ultimately to determine the economic feasibility of operating an underground mine at Dolores in addition to the current open pit operation. Minefinders is concurrently conducting a study on the construction of a mill at the Dolores Mine which would treat both high-grade ore from the open pit and process this additional underground ore.

Mineralization established in the South Extension is not included in any reserve or economic analysis to date and further drilling and geologic assessment of the South Extension target area is required to upgrade the mineralization into reportable resource categories.

The shallow, more extensive, lower grade intercepts encountered during the South Extension deep drill program and shallow drill intercepts from within the confines of the planned pit are not reported here. However, this data will be incorporated into further delineation of the current in-pit reserves and to assess the possible expansion of the open pit to the south. Assays from an additional 6 drill holes remain outstanding and the core rig continues to drill within the South Extension area.

Table 1:

DH No.	From (m)	To (m)	Length (m)1	Length (ft)1	Au gpt	Ag gpt	Aueq2 gpt

DD-511	347.7	349.7	2.0	6.6	7.148	5.1	7.2

DD-512	244.0	252.0	8.0	26.3	2.012	28.3	3.2
Includes:	250.0	252.0	2.0	6.6	3.690	176.5	6.6

DD-513	368.0	370.0	2.0	6.6	1.783	277.7	6.4
And:	414.0	416.0	2.0	6.6	3.366	36.0	4.0

DD-514	382.0	384.0	2.0	6.6	2.449	141.7	4.8

DD-518	24.0	26.0	2.0	6.6	9.566	637.7	20.2

DD-519	32.0	36.0	4.0	13.1	2.485	232.5	6.4
Includes:	34.0	36.0	2.0	6.6	4.110	343.0	9.8

DD-520	28.0	30.0	2.0	6.6	1.273	260.3	5.6

DD-521	186.0	188.0	2.0	6.6	3.536	9.9	3.7

DD-522	210.0	212.0	2.0	6.6	41.759	722.1	53.8

DD-524	380.0	382.0	2.0	6.6	3.908	7.5	4.0

DD-526	156.0	158.0	2.0	6.6	0.681	387.7	7.1
And:	370.0	372.0	2.0	6.6	2.739	258.8	7.1

DD-527	158.0	164.0	6.0	19.7	2.214	60.5	3.2
And:	210.0	214.0	4.0	13.1	1.407	105.4	3.2

DD-528	74.0	76.0	2.0	6.6	4.043	2.5	4.1
And:	256.0	262.0	6.0	19.7	3.331	64.0	4.4

DD-529	226.0	228.0	2.0	6.6	0.063	607.4	10.2
And:	258.0	266.0	8.0	26.3	1.598	219.4	5.3

DD-532	270.0	288.0	18.0	59.1	2.050	82.8	3.4
Includes:	284.0	288.0	4.0	13.1	1.477	218.9	5.1

D-533	212.0	214.0	2.0	6.6	1.215	209.4	4.7
And:	264.0	266.0	2.0	6.6	1.994	241.2	6.0

DD-534	498.0	500.0	2.0	6.6	2.244	61.0	3.3

DD-539	620.0	622.0	2.0	6.6	8.946	2.5	9.0
And:	664.0	666.0	2.0	6.6	2.967	12.5	3.2

DD-540	458.0	460.0	2.0	6.6	73.236	4,986.7	156.3
And:	466.0	468.0	2.0	6.6	1.212	126.5	3.3

1Intercept length may not indicate true width.
2Aueq calculated at a silver to gold ratio of 60 to 1.

Quality Control and Assurance

All analyses reported are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, Canada or Inspectorate Labs of Sparks, Nevada. Samples from the reported intervals were comprised of HQ core all representatively split prior to analysis and transported by the labs to sample preparatory facilities in Hermosillo, Mexico (Chemex or Inspectorate) or Durango, Mexico (Inspectorate).

Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores Mine and is responsible for the contents of this news release.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications

Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative

Toll Free: (866) 687-6263

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2009 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the quarter ended June 30, 2010, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.

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